Exhibit 12.1

HollyFrontier Corporation
Computation of Ratios of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
	(In thousands)

Income before income taxes, excluding earnings/loss of equity method investments	1,279,146	469,507	1,161,471	2,785,072	1,639,395	189,970
Share of distributed income of equity method investments	2,218	2,987	2,826	3,364	2,552	2,393
Fixed charges	52,883	75,107	96,288	127,494	107,518	88,911
Interest capitalized	(5,452)	(11,822)	(12,055)	(9,108)	(17,225)	(7,222)
Amortization of capitalized interest	2,013	2,465	1,992	1,510	1,146	457
Earnings	1,330,808	538,244	1,250,522	2,908,332	1,733,386	274,509

Fixed charges:
Interest expense	31,813	43,646	68,050	104,186	78,323	74,196
Capitalized interest	5,452	11,822	12,055	9,108	17,225	7,222
Interest component of rental expense (1)	15,618	19,639	16,183	14,200	11,970	7,493
Total fixed charges	52,883	75,107	96,288	127,494	107,518	88,911

Ratio of Earnings to Fixed Charges	25.2	7.2	13.0	22.8	16.1	3.1

(1) Based on 33.33% of total rental expense